2003
FIRST QUARTER REPORT
BENGUET CORPORATION
AND SUBSIDIARIES



     For the first quarter of 2003, Benguet Corporation reports improved performance in the operation of the Masinloc Chromite Operation, the Acupan Contract Mining
Project, the Irisan Lime Project, the BMC Foundry, and the Benguet Mines Tourism Village. During the quarter, your Company continued to monitor the Baguio Water
Districts preparation to bid out the bulk water supply project in Baguio City, and has adjusted its studies to cover various technical scenarios. Your Company has also welcomed Marubeni Corporations expression of interest and recommendation to initially develop the Kingking prospect under a limited scope.

CONSOLIDATED RESULTS

     Consolidated net loss this quarter amounted to P76,800,000 (US$1,434,000) or P0.67 (US$0.013) per
share, slightly higher than the loss of P74,200,000
(US$1,451,000) or P0.65 (US$0.013) per share in the
same quarter of 2002. The positive turnaround of the Masinloc Chromite Operation (MCO) was not enough to offset the higher foreign exchange losses and caretakership/suspension expenses this quarter, compared to last years first quarter.

     Operating revenues increased to P78,400,000
(US$1,465,000) this quarter from P32,700,000
(US$639,000) for the same quarter in 2002.

MINING OPERATIONS

     The Masinloc Chromite Operation (MCO)
generated net earnings of P3,100,000 (US$58,000) this quarter, compared with the net loss of P1,200,000 (US$23,000) for the same quarter in 2002. Shipment volume for the quarter aggregated
4,840 tonnes, higher than the 1,519 tonnes for the same quarter last year. After an 8-month suspension, MCO resumed operation in March 2003 upon exhaustion of its inventory of chromite concentrate, with an improved tonnage forecast resulting from the marketing effort initiated last year. For the second quarter, your Company is projecting to export 7,000 tonnes of concentrate.

     The Acupan Contract Mining Project (ACMP) reported a cash flow from operations of P2,840,000 (US$53,000) this quarter (excluding inventory worth P2,120,000, or (US$40,000).
The first mining contracts implemented last year that started on royalty-basis and shifted to production sharing after a quarter, ended last February 2003. On March 14, 2003, ACMP had its second contract bidding for a two (2)-year mining program, with seven (7) accredited mining cooperatives winning fourteen (14) mining areas.
An incentive bonus scheme was added into the new contract package. Your Company is currently evaluating the commercial viability of the remaining underground gold resource in the Antamok and Kelly Mines for possible reopening in a manner similar to ACMP.

     Your Companys Irisan Lime Project (ILP)
reported revenues of P2,900,000 million for the quarter, 129% better than the same period last year. It generated a pre-tax income of P296,000, a reversal from the loss of P82,000 for the same period last year. The turnaround of Irisan is attributable to its twice-renewed supply agreement with Lepanto Consolidated Mining Company for a minimum of 400mt per month. In Alaminos, Pangasinan, your Company completed the transfer of the crushing plant from its limestone property in Barangay
Pocal-Pocal to the nearby property of Gulf Estates
Mining Corporation (GEMCOR) in Barangay Sabangan.
The availability of an all-weather access road has improved hauling operations, thus ensuring the continuous supply of limestone to the Mirant Sual coal-fired power plant.

EXPLORATION, RESEARCH AND DEVELOPMENT

     Marubeni Corporation has expressed interest in the Kingking prospect. It has recommended that your Company study mining 50 million tonnes of copper oxide ore as a stand-alone project. Since this limited scope departs from your Companys plan to develop Kingking on a large scale with a $ 500 million capital expenditure requirement, this new approach will have to be relayed to the Mines and Geosciences Bureau (MGB). Your Company agrees that this option is worth considering and will embark on a one-year oxide study.


     At the Pantingan gold prospect in Bataan, your Company has complied with all the requirements of the Mineral Production Sharing Agreement (MPSA) with the government. A drilling program has been prepared but drilling activities have been postponed due to an outside pending application to declare the area into a watershed, which may prevent future mining operation even if your Company has delineated an economic ore reserve. Your Company plans to take up this issue with the Department of Environment and Natural Resources (DENR) and the MGB for resolution.

     Foreign mining companies have approached your Company to be their local partner in developing their properties. Two such prospects are the copper porphyry in Didipio, Nueva Vizcaya and the poly-metallic
Rapu-Rapu reserve in Bicol. Your Company is awaiting development from Climax-Arimco about partnering parameters on the Didipio project. This project will allow use of your Companys BAGO mill as equity. On the other hand, talks with Lafayette Mining are ongoing regarding your Companys 25% option on the Rapu-Rapu claim. Your Company is offering the BGO mill for its equity share. The Rapu-Rapu mine has obtained an Environmental Compliance Certificate (ECC) and is the closest to development and production among the various mineral properties in the country.

WATER RESOURCE DEVELOPMENT

     The Baguio Water District (BWD) is set to complete by June 2003, its terms of reference for a bulk water supply bidding under the Build-Operate-Transfer (BOT)
Law. In view of Baguio Citys urgent need for water and the fact that BOT is a lengthy process, BWD is considering at the same time an alternative Joint
Venture approach that promises a shorter route. In the meantime, your Company is finalizing its 50- and 75-MLD (million liters per day) technical options for BWDs immediate water requirement, but is capable of and ready to propose 100 to 200 MLD supply, if necessary, for the long term. Your Company is now completing its team of consultants, particularly in the fields of environmental compliance, financial analysis and projections, project development and packaging, fund sourcing, and legal matters, to help move its proposal forward. As part of the Companys program to obtain an ECC for the project, it has conducted perception surveys on residents of direct-impact barangays
(Loacan, Ucab, and Tuding), as well as a project presentation to the Itogon Sangguniang Bayan, both with favorable results.

     For the Bukidnon Water Project, your Company is awaiting the comments of the Development Bank of the Philippines and approval of the Sangguniang Bayan regarding your Companys final proposal on the Amended
Lease Agreement for the operation of the Kalilangan water system. Based on your Companys terms, the 15-year operation is projected to be modestly profitable, but more importantly, will allow your Company to showcase its capabilities to the municipalities of Manolo Fortich, Lantapan and maybe Malaybalay City and other neighboring towns. In April 2003, your Company started additional well development activities in the Cabanglasan water project.

LAND DEVELOPMENT

     Your Companys Benguet Mines Tourism Village
(BMTV) in Balatoc reported revenues of P759,000 or a 60% increase from the same period last year. It generated a total of 4,861 visitors, representing a 62% increase from previous years volume of 3,000 during the same period.

     In March 2003, BMTV was nationally projected through its participation at the Grand Cordillera
Festival in Intramuros, in line with the Department of Tourisms Visit Philippines 2003 program. During the
2-week event, the BMTV booth was a popular stop for visitors from schools and colleges, government agencies, families, tourists and top personalities such as DOT Secretary Richard Gordon and Her Majesty, Queen Sofia of Spain. Promotional materials were distributed and one-on-one meetings were held with various tour operators and tri-media representatives, as well as with representatives from 40 schools and colleges in Metro Manila. Live interviews were held with TV Channel Net 25, DZEC, CBN Asian and Lakbay TV. The booth was also shown over ABS-CBNs TV Patrol and GMAs Unang Hirit Sa
Umaga. As a result of this tremendous publicity generated last March, BMTV has been receiving new visitors to Balatoc.

BENGUET MANAGEMENT CORPORATION

     Benguet Management Corporation (BMC), a 100% owned subsidiary, and its subsidiaries reported a consolidated net loss of P11,500,000 (US$215,000) this quarter, from a loss of P9,900,000 (US$194,000) in the same quarter last year. Its subsidiaries, Arrow Forwarding
Corporation and Agua de Oro reported higher losses this quarter. The Foundry Division sold higher tonnage this year and reduced its loss to P9,300,000 this quarter, from P16,200,000 in the first quarter last year.

ASSET DISPOSAL

     Your Companys asset disposal activities this quarter generated P2,300,000 from sale of non-performing assets in the form of equipment, materials and supplies, and scrap materials.

DEBT REPAYMENT PLAN

     On June 11, 1999, your Company reached an agreement with its creditor-banks on the repayment of its outstanding loans. A Term Sheet was signed extending the maturity of your Companys loan up to June 30, 2000, with automatic renewal every anniversary up to the year 2002, upon payment of annual interest. Your Company was able to settle major portions of the interest due on June 30, 2000 through a combination of cash and Tax Credit Certificate (TCCs).
For June 30, 2001 and June 30, 2002, your Company wrote the banks and offered to settle the annual interest due via TCCs. A majority of the banks indicated their acceptance but your Company deferred payment of the maturing principal due on June 30, 2002. In its letter to the banks dated October 3, 2002, your Company requested for additional time to settle its obligations pending its formal entry into the Baguio Water Project.

     As of March 31, 2003, your Companys loans subject to the repayment plan amount to P1.6 billion (US$31 million), plus interest.

VALUE ADDED TAX CLAIMS

     The Bureau of Internal Revenue and Department of
Finance have so far favorably granted your Company tax credit certificates of P578 million for direct export shipments and gold sold to the Bangko Sentral Ng Pilipinas
(BSP). As of March 31, 2003, the balance of your Companys claims awaiting administrative and judicial review for direct exports and gold sold to the BSP amount to P54 million and P203 million, respectively, or a total of P257 million.

OUTLOOK

     For the second quarter of 2003, your Company anticipates even better performance from MCO in terms of higher shipment tonnage of chromite concentrate.
This and further improvement in the operation of the Acupan Contract Mining Project will provide dependable cash flow. Your Company will push to finalize the Amended
Lease Agreement with the Kalilangan LGU and start the 15-year operation of the latters water system by the 3rd quarter of this year. Finally, your Company will continue to monitor developments in the preparatory activities for the Baguio bulk water bidding, and fine-tune its proposal to ensure that it submits the best bid.



		        BENJAMIN PHILIP G. ROMUALDEZ
		       President & Chief Executive Officer




BENGUET CORPORATION
AND SUBSIDIARIES
Consolidated Results of Operations
In Thousands (Except Per Share Data)
(Unaudited)
		 	 	    THREE MONTHS ENDED
	              		    MARCH 31
PHILIPPINE PESOS		    2003	   2002
Operating Revenue	 	    P78,400	   P32,700
Operating Profit (Loss)		    (6,800) 	  (10,900)
Other Income (Expenses) - Net	    (70,000)      (63,300)
Net Income  (Loss)		    (76,800)	  (74,200)
Earnings (Loss) Per Share (a)	    (P0.67)	  (P0.65)

US DOLLARS (b)
Operating Revenue		    $1,465	  $639
Operating Profit (Loss)		    (126)	  (214)
Other Income (Expenses) - Net	    (1,308)	  (1,237)
Net Income  (Loss)		    (1,434)	  (1,451)
Earnings (Loss) Per Share (a)	    ($0.013)      ($0.013)

Earnings per share are based on the weighted average number of common shares outstanding of 114,112,535 in 2003 and 2002.
Benguet is a Philippine corporation and its books of accounts are kept in Philippine pesos. US Dollar figures are shown purely for convenience and were computed based on the interbank guiding rate at March 31 of P53.532 to US$1.00 in 2003 (P51.148 to US$1.00 in 2002).







    BenguetCorp

314:   2003  FIRST
315:  QUARTER
316:  REPORT